                                  EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

        The ratio of earnings to fixed charges for the Company (including its predecessor-in-interest, Sundance Enterprises, Inc., the partnerships affiliated with Sundance Enterprises, Inc., and the Company's subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.



                                                                                          YEAR ENED
                                        3 MONTHS                                         DECEMBER 31,
                                          ENDED              ---------------------------------------------------------------
                                         3/31/97               1996          1995            1994        1993         1992
                                       ----------           ----------    ---------      --------     ----------    ------
                                                                                  (UNAUDITED, IN THOUSANDS)

Earnings:
       Net income (loss)              $     7,039           $ 21,953 (1)  $  13,591   $     8,924   $     288          $  272

       Add fixed charges other
       than capitalized interest             3445             11,277          6,420         4,894       5,280           5,522
                                         --------          ---------     ----------     ---------     -------          ------

                                      $    10,484           $ 33,230     $   20,011    $   13,818     $ 5,568        $  5,794
                                         ========          =========     ==========     =========     =======          ======


Fixed Charges:
      Interest expense                $     3,445         $   11,277     $    6,420     $   4,894    $  5,280        $  5,522
      Preferred OP distribution               626              1,670             --           ---        ----            ----
      Capitalized interest                     90                380            192            58        ----            ----
                                         --------          ---------       --------        ------    --------        --------

Total fixed charges                   $     4,161         $   13,327     $    6,612     $   4,952    $  5,280          $5,522
                                         ========          =========       ========      ========    ========        ========


Ratio of Earnings to
     Fixed Charges:                        2.52:1             2.49:1         3.03:1        2.79:1      1.05:1          1.05:1





           (1)
             Before extraordinary item